Exhibit 99

To: Mass Megawatts Wind Power, Inc.
From: Jonathan Ricker, President of Mass Megawatts Wind Power, Inc.
Re: Revolving Line of Credit

     Jonathan Ricker hereby issues a line of credit of sufficient cash that is not interest bearing needed to maintain the operations of Mass Megawatts Wind Power, Inc

/s/ Jonathan Ricker
8/02/2002



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